UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of September 2006

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated September 10, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By: /s/ Ilan Pacholder
Name: Ilan Pacholder
Title: Corporate Secretary

Dated: September 11, 2006

EXHIBIT INDEX

Exhibit No.	Description

1.	Press Release dated September 10, 2006.

ELBIT SYSTEMS' SUBSIDIARY, THE ELISRA GROUP, AWARDED AN APPROXIMATELY US$8 MILLION CONTRACT TO SUPPLY PERSONNEL SURVIVAL RADIOS TO THE GERMAN AIR FORCE

Haifa, Israel, September 10, 2006 – Elbit Systems Ltd. (NASDAQ Global Select Market: ESLT) announced that Tadiran Spectralink Ltd. (Spectralink), a member of the Elisra Group, won a contract for supply of the advanced PRS-434G/SV Personal Survival Radio (PSR) to the German Air Force. The current order, for approximately US$8 million, is anticipated to result in follow-on orders for additional quantities of the PSR, intended for other branches of the German military, plus a comprehensive Integrated Logistics Support package. Other European countries expected to follow suit.

The PRC-434G/SV was developed by Spectralink to meet the needs and requirements of the German Armed Forces and according to specifications established by the German Air Force. With its exclusive features, plus reduced weight and volume, this is the smartest and smallest PSR currently available in its class.

Spectralink’s President and CEO, Mr. Itzhak Beni, said that this order further strengthens Spectralink’s already firm position as a prime supplier of PR/SAR systems to modern armed forces throughout the world. He stated that the company is in a position to offer customers in Europe and elsewhere advanced combat and non-combat PR/SAR systems, enabling users to choose from among a large variety of models and configurations. One of the advantages of Spectralink’s advanced PR/SAR technology, said Beni, is that “with our SDR (Software Defined Radio) technology we facilitate tailoring solutions to each customer’s specific requirements.”

About the Elisra Group
The Elisra Group comprises Elisra Electronic Systems Ltd., Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. The Group designs, develops, manufactures, integrates and supports advanced system solutions for air, sea and land deployed in numerous countries worldwide. Major products include New Generation Integrated Self-Protection Suites including: Multi-Spectral EW Payloads with Radar Warning Receivers; Laser Warning System;, Passive IR Missile Warning System; and Chaff and Flare Dispensing System for Fighters, Helicopters, Transport Aircraft and MPA. The Group also supplies SIGINT Systems with C4ISTAR, COMINT DF/ ELINT/ECM; Full C4I Solutions for all Battlefield Command Chains; Battlefield Management and Control Systems including Artillery C4I Systems; Theater Missile Defense including Test Bed; Advanced Search and Rescue Systems; and Data Links for UAV’s and Guided Munitions.
The Elisra Group is a 70% subsidiary of Elbit Systems.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts

Company contact Ilan Pacholder, Corporate Secretary and VP Finance & Capital Markets Elbit Systems Ltd. Tel: 972-4 831-6632 Fax: 972-4 831- 6659 pacholder@elbit.co.il	IR Contacts Ehud Helft/Kenny Green GK International Tel: 1-866-704-6710 Fax: 972-3-607-4711 ehud@gk-biz.com kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.